November 15, 2005


By facsimile to (858) 450-8499 and U.S. Mail


Douglas E. Scott, Esq.
Senior Vice President, General Counsel, and Secretary
SAIC, Inc.
10260 Campus Point Drive
San Diego, CA 92121

Re:	SAIC, Inc.
	Pre-effective Amendment 2 to Registration Statement on Form
S-4
	Filed November 9, 2005
File No. 333-128022

Dear Mr. Scott:

	We reviewed the filing and have the comments below.

Exhibit 5.2

1. Revise the second paragraph to specify by file number or otherwise the registration statement on Form S-4 for which Heller Ehrman LLP is giving its opinion in reliance upon the opinion filed as exhibit
5.2.

Exhibit 8.1

2. Based on the response to comment 5 in our November 4, 2005 letter, delete the last sentence of the first full paragraph on page 2.

Exhibit 10.29

3. Refer to section 15 of exhibit 10.29 and section 5 of exhibit A to exhibit 10.29. Absent an order granting confidential treatment, Item
601(b)(10) of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules.
Since you did not file all of the exhibit`s attachments, revise to file all of the exhibit`s attachments.

Closing

	File an amendment to the S-4 in response to the comments. To expedite our review, SAIC may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If SAIC thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since SAIC, Science Applications International Corporation, and their management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If SAIC requests acceleration of the registration statement`s effectiveness, SAIC should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve SAIC and Science Applications International Corporation from their full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* SAIC and Science Applications International Corporation may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that SAIC and Science Applications International
Corporation provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Tracey L. Houser, Staff Accountant, at (202) 551-3736 or Alfred P. Pavot,
Jr.,
Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	Neal H. Brockmeyer, Esq.
	Jeffrey C. Thacker, Esq.
	Sarah A. Solomon, Esq.
	Heller Ehrman LLP
	4350 La Jolla Village Drive
	San Diego, CA 92122



Douglas E. Scott, Esq.
November 15, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE